EXHIBIT 99.1

TRX Gold Corporation Announces Ticker Symbol Change on the Toronto Stock Exchange to “TRX”

TORONTO, Jan. 22, 2024 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is announcing today that the Company’s common shares listed on the Toronto Stock Exchange will begin trading under the symbol "TRX" effective Thursday January 25, 2024. The new Canadian ticker symbol will now match the Company’s US ticker symbol, currently trading as “TRX” on the NYSE American exchange. This change is meant to provide better alignment of the Company’s brand within Canadian and United States capital markets.

No action is required by the Company's shareholders with respect to the ticker symbol change, as its respective CUSIP number will remain unchanged.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20201, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:
Investors Relations
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Cautionary Note

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled The “National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold Corporation with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”).

The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the prior reporting period. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

The TSX and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

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1 See Cautionary Note